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April 12, 2019

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Front Yard Residential Corporation (“Front Yard” or the “Company”) Soliciting Materials filed pursuant to Rule 14a-12

Filed April 2, 2019 by Snow Park Capital Partners Master Fund, LP, Snow Park Capital Partners, GP, Snow Park Capital Partners, LP, Snow Park Capital Management, LLC, Jeffrey Pierce, JPL Opportunity Fund LP, Soaring Eagle LLC, JPL Management Services LLC, JPL Advisors LLC, Lazar Nikolic, Philip R. Chapman, Jay S. Nickse, Wickapogue Structured Credit Fund, LP, Wickapogue GP, LLC, TradeTwins Ventures, LLC, Leland Abrams, Timberline Fund, LP, Timberline Fund GP, LLC, Wynkoop, LLC, Brandon Jundt, Khalil Kanaan, and George Lucaci

Preliminary Proxy Statement filed by Snow Park Capital Partners Master Fund, LP, et al. (the “Proxy Statement”)

Filed on April 4, 2019

File No. 001-35657

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 9, 2019 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Snow Park Capital Partners, LP and the other participants in its solicitation (collectively, “Snow Park”) and provide the following responses on Snow Park’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Soliciting Materials

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that:
•	the company board and management “have opted to frequently dismiss independent stockholders’ views despite what is in [your] view a clear record of strategic missteps and underperformance.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 12, 2019

Snow Park acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that the Company’s Board and management team have frequently dismissed stockholders’ views. For example, as disclosed in the Proxy Statement, on November 16, 2018, Jeffrey Pierce of Snow Park had a telephone conversation with the Company’s Chief Executive Officer, George G. Ellison, following Mr. Pierce’s request for a meeting. Mr. Pierce expressed his views on the Company and its strategy and offered to help the Company address issues that Snow Park believes have been ignored, including the Company’s leverage, stockholder messaging and relationship with its external manager. On November 18, 2018, Mr. Pierce sent an email to Mr. Ellison as a follow up to their discussion and expressed his concern with the lack of oversight in the boardroom and made clear Snow Park’s desire to work constructively with the Board. No response was received from the Company. On January 8, 2019, Mr. Pierce expressed his views to representatives of Front Yard regarding the Company, including his belief that the Company is over-leveraged and that there is a need for direct stockholder representation on the Board. On January 10, 2019, Snow Park confirmed its interest in continuing discussions with the Company’s representatives. No response was received from the Company. On February 7, 2019, outside counsel for Snow Park contacted outside counsel for the Company to reiterate Snow Park’s interest in continuing discussions with representatives of the Company. No response was received from the Company. On March 18, 2019, outside counsel for the Company contacted outside counsel for Snow Park to inquire whether Snow Park would be interested in hearing about potential changes that the Board was contemplating making. On March 21, 2019, through its outside counsel, Snow Park informed Front Yard, through its outside counsel, that any changes that Snow Park would find acceptable must include the addition of direct stockholder representatives to the Board and that Snow Park would be happy to further discuss such matters with the Company. Then, rather than engaging with Snow Park, the Company filed its preliminary proxy statement on March 29, 2019. Snow Park believes that the foregoing demonstrates a pattern of dismissiveness and a lack of willingness to engage with stockholders.

Snow Park believes that the Company’s record of strategic missteps and underperformance are illustrated by the table included in the response immediately below (which also appears in the Proxy Statement), which shows that Front Yard’s Total Shareholder Returns (TSR) over the past one, three and five years are negative and represent underperformance relative to Front Yard’s peers, the MSCI US REIT Index and the broader market.

•	that the company has experienced “years of underperformance.”

Snow Park acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that the Company has experienced years of underperformance. As illustrated in the table below (which is included in the Proxy Statement), Front Yard’s Total Shareholder Returns (TSR) over the past one, three and five years are negative and represent underperformance relative to Front Yard’s peers, the MSCI US REIT Index and the broader market.

April 12, 2019

	Total Return Performance
	1 yr	3 yr	5 yr
Front Yard Residential	-0.5%	-7%	-57%
Invitation Homes*	9%	-	-
American Homes for Rent	15%	48%	44%
MSCI US REIT Index	21%	20%	54%
S&P 500	11%	47%	68%

RESI Relative Returns vs:
Invitation Homes*	-9%	-	-
American Homes for Rent	-15%	-55%	-101%
MSCI US REIT Index	-21%	-26%	-111%
S&P 500	-11%	-54%	-126%

Source: Bloomberg; performance calculated as of close on April 1, 2019 (day immediately prior to Snow Park’s public letter on April 2, 2019 disclosing its nomination of the Nominees).

*Note: Invitation Homes launched its IPO on 1/37/2017

•	that the company has “poor decision-making” and a “lack of initiative to address existential issues.”

Snow Park acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that poor decision-making and a lack of initiative to address existential issues have destroyed value. Snow Park believes that the Company’s poor decision-making is illustrated by the table included in the response immediately above (which also appears in the Proxy Statement), which shows that Front Yard’s Total Shareholder Returns (TSR) over the past one, three and five years are negative and represent underperformance relative to Front Yard’s peers, the MSCI US REIT Index and the broader market. With respect to a lack of initiative to address existential issues (namely the external management agreement), Mr. Ellison has publicly and privately been discussing modifying the external management agreement for several years, but the Company has been operating under the current management agreement since April 2015. Action has been discussed, but not taken, which Snow Park believes to be a lack of initiative.

•	that the company has a “terribly designed external management agreement.”

Snow Park acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that the Company has a terribly designed external management agreement. Under the external management agreement, if Front Yard was to raise capital, for every dollar of capital raised, approximately 2% of the value would go to AAMC (as defined below). This fee structure is off-market and makes it cost prohibitive for Front Yard to raise capital. Management seems to have recognized the flaws and has publicly discussed (including during the February 2019 earnings call, the transcript of which is attached as Annex A) that there are ongoing discussions between Front Yard and AAMC to address the management agreement.

April 12, 2019

•	that Mr. Kanaan is a “recognized business leader and highly-respected investment manager.”

Snow Park acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that Mr. Kanaan is a recognized business leader and highly-respected investment manager. Mr. Kanaan is one of the six founding Principals/Partners of One William Street Capital Management, L.P. (“OWS”). The firm was founded in the middle of the 2008 financial crisis, but was able to grow its equity under management to north of $3 billion in just a few years. Mr. Kanaan was the Portfolio Manager and Partner in charge of the Mortgage Business. For the first few years, the Mortgage Business constituted a substantial amount of the firm’s risk and investment before additional investment products were added. The growth of the firm, as any investment firm, is quite correlated to the investment performance, and OWS was looked at as a very mortgage savvy firm and attracted capital from major pension, insurance and other reputable institutions nationally and internationally. Mr. Kanaan also represented the firm at many mortgage and structured products conferences between 2008 and 2016, mainly ABS East (Miami), SFIG and ABS Barcelona. Mr. Kanaan was a speaker at panels and led the effort in many meetings with many market participants. He was also consulted by Fannie Mae when it was designing the CRT (Credit Risk Transfer) program that has become one of their major risk sharing tools (by which it transfers risk in many billions of dollars in each quarter through the program).

2.	We note your reference to the idea that the election of your nominees will lead to the exploration of alternatives and paths to creating value “without bias.” It appears you are suggesting that the current directors have a bias in exploring alternatives and paths to creating value. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Snow Park acknowledges the Staff’s comment, but respectfully does not believe that it suggested that the current directors have a bias in exploring alternatives and paths to creating value. Notwithstanding the foregoing, Snow Park believes that the Board’s unwillingness to commence a strategic review process or implement share repurchases could call into question the incumbent directors’ willingness to fully and fairly evaluate all opportunities to create value for stockholders. Snow Park confirms that in future communications it will avoid making statements that could be construed as suggesting that the current directors have a bias towards exploring alternatives and paths to creating value without providing a factual foundation.

3.	Please provide us supplemental support of the “senior leadership roles Mr. Kanaan held at Lehman Brothers and Deloitte.

April 12, 2019

Snow Park acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of Mr. Kanaan’s senior leadership roles with Lehman Brothers and Deloitte. At Lehman Brothers, from 1999-2002, Mr. Kanaan was leading a group of 10 professionals to structure Asset Backed and Mortgage Backed Securities, with a total yearly issuance exceeding $30 billion. The group he led was credited for very innovative structuring in Collaterized Debt and Loan Obligations, Aircraft Leasing, Auto Loans & Leases, Franchise securitization and other asset classes. The team’s work was vital to the expansion of the overall Lehman Brothers Structured Product business. Starting late 2002 until 2007, Mr. Kanaan joined the Mortgage Trading division at Lehman Brothers. He was in charge of leading all the securitization of non-conventional Alt-A product. He had a team of 8-10 analytical and trading professionals under his guidance and was very instrumental in expanding the production of one of Lehman’s loan origination subsidiaries: Aurora Loan Services. His team structured and managed a lot of the product’s risk and were considered leading experts in that capacity. Yearly issuance peaked around $40 billion in 2006. Snow Park confirms that it will no longer refer to senior leadership roles of Mr. Kanaan at Deloitte as he was an associate at such firm where he led certain projects, but within the organization hierarchy would not have been considered a senior leader.

Preliminary Proxy Statement

4.	Please revise your disclosure to provide the information required by Item 5(b)(1) of Schedule 14A , including, for example, your beneficial ownership of 5.3% of the shares in the company’s external manager Altisource Asset Management Corporation. Also, explain whether this interest and your short interest in the company’s shares (see page 21 of your proxy statement) create a conflict of interest as to your nominees.

Snow Park acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 22 of the Proxy Statement. Snow Park has disclosed that it does not presently believe that its ownership of Altisource Asset Management Corporation (“AAMC”) securities creates a conflict of interest; however, it acknowledges that in the future conflicts of interest could arise due to potential competing economic interests between AAMC and Front Yard.

Snow Park does not believe that its short interest in shares of Common Stock of Front Yard creates a conflict of interest. Snow Park maintains a net long position and is protecting against downside risk while Front Yard remains under the control of a Board that has not shown an ability to create stockholder value. As disclosed in the Proxy Statement and noted in the response to Comment #1 above, Front Yard’s Total Shareholder Returns have been negative over the past one, three, and five-year periods, and Front Yard’s returns have lagged its peers, the MSCI US REIT Index and the broader market over such periods. If the Nominees are elected to the Board, Snow Park intends to cover its short position.

Cover Letter

5.	Please revise this section to highlight to security holders that they will be disenfranchised with respect to two board seats if they return your proxy card. Also, revise your proxy card to include this information.

April 12, 2019

Snow Park acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the cover letter of the Proxy Statement and the proxy card.

Background of the Solicitation, page 5

6.	Please revise the entry for November 16, 2018 to explain your reference to “go under the hood.”

Snow Park acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 5 of the Proxy Statement.

Reasons for the Solicitation, page 7

7.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statements (i) that the widening of the gap between the market price of the company’s stock and its NAV is “a clear signal from the marketplace that stockholders have lost confidence in the incumbent Board” and (ii) in the last sentence of the last paragraph on page 7 that the preceding governance practices are “contrary to good corporate governance.”

Snow Park acknowledges the Staff’s comment but believes that its belief that the widening of the gap between the market price of the Company’s stock and its NAV is a clear signal from the marketplace that stockholders have lost confidence in the incumbent Board is self-evident. Snow Park believes that it is self-evident that if the market had confidence in the existing Board and management team, then the discount to NAV would be steady or shrinking, not widening (i.e. if investors had confidence in the Company’s leadership team, the Company’s stock price should trade closer to NAV). The Company disclosed a NAV of $17.50 during its February 2019 earnings call; yet, the stock is trading below $10.00.

Snow Park acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that certain of the Company’s governance provisions are contrary to good corporate governance practices. Snow Park explained that certain of the Company’s governance provisions severely limit the ability of stockholders to seek effective change at Front Yard. Specifically, stockholders are effectively prohibited from taking action by written consent (it must be unanimous) and can call special meetings only upon the request of a majority of outstanding shares, and in any event, directors may only be removed by a prohibitively high two-thirds vote and the Board has the exclusive right to fill vacancies. Moreover, stockholders do not have the power to amend the Bylaws and the Company does not have a majority vote standard or director resignation policy in uncontested elections. Further, the Company has not opted out of the Maryland Unsolicited Takeovers Act, which allows the Board to take various stockholder-unfriendly actions, such as classifying the Board without stockholder approval.

April 12, 2019

Leading independent proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) has assigned Front Yard a QualityScore of “10” in the “Shareholder Rights” category, on a scale where “1” indicates lower governance risk and “10” indicates higher governance risk. In formulating its report, which is attached hereto as Annex B, ISS specifically noted the following as factor’s that negatively impacted Front Yard’s score:

•	Shareholders do not have the right to amend the Bylaws;
•	50.01% of share capital is needed to convene a special meeting;
•	Shareholders may not act by written consent, or such consent must be unanimous;
•	All directors are currently elected annually, but the Board may be classified without shareholder approval;
•	The Company has a plurality vote standard without a director resignation policy; and
•	The Company does not have a majority vote standard.

Snow Park believes that in addition to being self-evident, the foregoing makes clear that certain of the Company’s corporate governance provisions are contrary to good corporate governance practices.

8.	Revise your disclosure in the first paragraph under the caption “We Believe the Incumbent Board Lacks Ownership Perspectives…” to state that Mr. Kanaan and Mr. Lucaci do not own any shares.

Snow Park acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 8 of the Proxy Statement.

9.	Provide support for your statement that the company stated in its most recent earnings call the “only way to bring general and administrative costs in line with peers” is to scale its portfolio to 50,000 homes.

Snow Park acknowledges the Staff’s comment and has revised its disclosure to provide that “the Company indicated on its most recent earnings call that scaling its portfolio to 50,000 homes is how it can bring general and administrative costs in line with peers.” (emphasis added). Snow Park refers the Staff to the transcript of the Company’s February 2019 earnings call, which is attached as Annex A hereto, in support of the aforementioned statement. Excerpts from the transcript are reproduced below for the Staff’s convenience.

April 12, 2019

Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division – Director

o	Okay. Can you give an update on AAMC and, I guess more to the point, RESI's plan to optimize G&A?... So I think optimizing G&A should be one of the top priorities for management.

George G. Ellison - Front Yard Residential Corporation - CEO & Director

o	…as we grow, we have to drive our total, real G&A to levels that are comparable to people in the space…

Robin Neil Lowe - Front Yard Residential Corporation – CFO

o	Scale is important to us, right? Because, yes, our G&A, while I think it's not particularly outsized compared to where our gross rental assets, where our size is today, clearly as we grow, that G&A won't grow with us, and so we'll get -- when we get to sort of 50,000 homes, for example, our G&A load will be … comparable with our peers. But scale is very important, clearly.

10.	On a related note, revise your disclosure to explain the meaning of your references to “significant ‘skin in the game’.” If you are referring to the level of ownership of securities by the current directors, explain how your nominees have such “significant skin in the game.” Also, explain how your nominees would be a better choice for shareholders in deciding whom to vote for on the basis of having “significant skin in the game.”

Snow Park acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 8 of the Proxy Statement.

Additional Participant Information, page 20

11.	Refer to the second paragraph on page 22 and your references to the use of margin loans in the purchase of shares. Please revise to provide the information required under Item 5(b)(1)(vii) of Schedule 14A.

Snow Park acknowledges the Staff’s comment and has revised its disclosure to clarify the information provided. Please see page 22 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	Jeffrey Pierce, Snow Park Capital Partners, LP

April 12, 2019

ANNEX A

(see attached PDF)

April 12, 2019

ANNEX B

(see attached PDF)